UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                TELECONNECT INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   450663 10 9
                                   -----------
                                 (CUSIP Number)

                          MR. LEONARDUS GERARDUS GEERIS
                          GEERIS HOLDING NEDERLAND B.V.
                                Helvoirtseweg 146
                                 5263, EH Vught
                                     Holland
                          Telephone: 011-3134-657-2711
                                       And
                                 L.G.M.R. GEERIS
                        3601 NA MAARSSEN, The Netherlands
                                       and
                                  DIEPANDAEL BV
                                  Vughterweg 47
                              5211CK Hertogenbosch

             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 1, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. |_|

CUSIP No.   450663 10 9

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      (a) Geeris Holding Nederland B.V. (Mr. Leonardo Geeris, Director and Beneficial Owner)
      (b)   L.G.M.R. Geeris (Shares in name of Mr. Geeris directly).
      (c) Diepandael Holding B.V (Mr. Leonardo Geeris, Director and Beneficial Owner)

(2)   Check the Appropriate Box if a Member of a Group
      (a)   |_|

(3)   SEC Use Only

(4)   Source of Funds
      WC
      ---------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

(6)   Citizenship or Place of Organization
      The Netherlands
      ---------------

NUMBER OF SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   Sole Voting Power for:

            Geeris Holding Nederland BV        78,647,813 shares of common stock
            L.G.M.R Geeris                     31,430,917 shares of common stock
            Diepandael BV                      10,000,000 shares of common stock
            --------------------------------------------------------------------

(8)   Shared Voting Power for Geeris Holding BV, L.G.M.R.  Geeris, or Diepandael
      BV:
                                       -0-
            --------------------------------------------------------------------

(9)   Sole Dispositive Power for :

            Geeris Holding Nederland BV        78,647,813 shares of common stock
            L.G.M.R  Geeris                    31,430,917 shares of common stock
            Diepandael BV                      10,000,000 shares of common stock
            --------------------------------------------------------------------

(10) Shared Dispositive Power for Geeris Holding Nederland BV, L.G.M.R. Geeris, and Diepandael BV:
                                       -0-
            --------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person (Mr. Leonardo Geeris) 120,078,730 shares of common stock
              ----------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares ?

(13)  Percent of Class Represented by Amount in Row (11) 71%
                                                         ---

(14)  Type of Reporting Person Corporations and Individual
                               ---------------------------

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of Teleconnect Inc.(the "Issuer"), a Florida corporation which has its principal executive offices at C/Severo Ochoa 23-25, Parque Technologico de Malaga, Campanillas, Malaga, Spain.

ITEM 2. IDENTITY AND BACKGROUND

      This statement relates to the securities of the Issuer that were acquired by Leonardo Geeris and his affiliated companies whose principal business is property investments. Their business address is: Attention: Mr. (L.G.M.R) Leonardus Geeris, Helvoirtseweg 146, 5260 AH Vught, Holland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On January 5, 2001, Geeris Holdings acquired 1,319,180 (post-split) shares of the Common Stock of Teleconnect Inc, $.001 par value of the Issuer.

      On February 1, 2001, Geeris Holdings cancelled 313,500 (post-split) shares of the Common Stock of the Issuer. Also on February 1, 2001, Geeris Holdings acquired 171,000 (post-split) shares of the Issuer directly from certain stockholders of the Issuer for cash, without any borrowings.

      On March 9, 2001, Geeris Holdings acquired 980,343 (post-split) shares of the Common Stock of the Issuer for facilitating funding to the Company.

      On February 24, 2003, Geeris Holdings acquired 2,500,000 (post split) shares of the Common Stock of the Issuer in exchange for the assumption of $1,000,000 in debt.

      On May 20, 2003, Geeris Holdings acquired 530,000 shares of the Common Stock of the Issuer in exchange for the assumption of 200,000 Euro in debt.

      On June 16, 2003, Geeris Holdings acquired 2,500,000 shares of the Common Stock of the Issuer in exchange for the assumption of $1,000,000 in debt. These shares were subsequently cancelled the same date.

      On December 31, 2003, Geeris Holdings acquired 530,000 shares of the Common Stock of the Issuer in exchange for the assumption of 200,000 Euro in debt. These shares were subsequently cancelled the same date.

      On February 10, 2004, Geeris Holdings acquired 4,990,750 shares of the Common Stock of the Issuer in exchange for the assumption of 350,000 Euro in debt. Subsequently, 530,000 of these shares were cancelled and reissued to L.G.M.R. Geeris.

      On May 26, 2004 , Geeris Holdings acquired 15,730,000 shares of the Common Stock of the Issuer in exchange for the assumption of 510,000 Euros of outstanding debt.

      On July 13, 2004, Geeris Holdings acquired 1,400,000 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On July 26, 2004, Geeris Holdings acquired 600,000 shares of the Common Stock of the Issuer in exchange for facilitating a bridge loan.

      On September 13, 2004, Geeris Holdings acquired 2,900,000 shares of the Common Stock of the Issuer in exchange for facilitating a bridge loan.

      On December 2, 2004, L.G.M.R Geeris acquired 15,600,917 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On April 19, 2005, L.G.M.R Geeris acquired 8,000,000 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On June 22, 2005, L.G.M.R Geeris acquired 4,000,000 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On July 20, 2005, Diepandael BV acquired 5,000,000 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On November 14, 2005, L.G.M.R Geeris acquired 3,830,000 shares of the Common Stock of the Issuer which was transferred from stock owned by Geeris Holdings.

      On January 30, 2005, Diepandael BV acquired 5,000,000 shares of the Common Stock of the Issuer in exchange for facilitating funding to the Company.

      On April 6, 2006, Geeris Holding acquired 23,600,000 shares and on June 1, 2006 acquired 28,600,000 of the Common Stock of the Issuer (in exchange for the injection of 1,200,000 Euro of capital).

      On June 1, 2006 Geeris Holdings acquired 28,600,000 shares of Common Stock of the Issuer in exchange for the injection of working capital.

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the acquisition of the securities of the Issuer by Mr. Geeris and his affiliated companies was primarily for investment purposes.

      (a) There are no tentative plans or proposals to issue additional securities of the Issuer in exchange for assets.

      (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

      (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

      (d) There are no current plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

      (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

      (f) The primary business purpose of the Issuer is the sale of telephone calling cards and telecommunications.

      (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

      (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD over-the-counter Electronic Bulletin Board market.

      (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

      (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Mr. Geeris and his affiliated companies are the beneficial owners of a total of 120,078,730 shares of the Common Stock of the Issuer.

      (b) Mr. Geeris has the sole power to vote and to dispose of the securities of the Issuer described herein.

      (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Geeris during the 60 days preceding this purchase.

      (d) To the best knowledge of Mr. Geeris, no other person or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him or his affiliated companies.

      (e)   Not Applicable.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2006

                                        /s/ Leonardus G.Geeris
                                        ----------------------------------------
                                        Leonardus G.Geeris, individually


                                        Geeris Holdings Nederland B.V.


                                        By: /s/ Leonardus Geeris
                                            ------------------------------------
                                                Leonardus Geeris

                                        L.G.M.R. Geeris


                                        By: /s/ Leonardus Geeris
                                            ------------------------------------
                                                Leonardus Geeris

                                       Diepandael B.V.


                                        By: /s/ Leonardus Geeris
                                            ------------------------------------
                                                Leonardus Geeris